[redacted]ECURITIES AND EXCHANGE COMMISSION

UNITED STATES
Washington, D.C. 20549

12013303

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson National Life Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 Technology Way
(No. and Street)

Denver, Colorado, 80237
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maura K. Collins (303) 488-4310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700, Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, Maura K. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson National Life Distributors LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MASHELL M. PETERSEN NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 07/09/2012

Maura K. Collins
Signature

EVP, Chief Financial Officer
Title

Mashell M. Petersen
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Financial Statements and Supplementary Information

December 31, 2011

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Control Thereon)

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
Jackson National Life Distributors LLC:

We have audited the accompanying statement of financial condition of Jackson National Life Distributors LLC (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Distributors LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
February 24, 2012

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	10,915,037
Fees receivable		9,901,961
Total assets	$	20,816,998
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliate	$	9,885,378
Total liabilities		9,885,378
Member's equity:		
Capital contribution		9,300,000
Retained earnings		1,631,620
Total member's equity		10,931,620
Total liabilities and member's equity	$	20,816,998

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Operations

Year ended December 31, 2011

Revenues:		
Service fee income and expense reimbursement from affiliate	$	170,818,506
12b-1 fee income		110,346,254
Interest income		531
Miscellaneous income		41,000
Total revenues		281,206,291
Expenses:		
Commission expense		104,863,375
Compensation and benefits		52,086,346
Marketing		72,068,398
Travel and entertainment		7,990,255
Printing and literature distribution		13,043,613
Occupancy expenses		12,713,989
Other expenses		18,295,391
Total expenses		281,061,367
Net income	$	144,924

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Changes in Member's Equity

Year ended December 31, 2011

		Capital contribution	Retained earnings	Total member's equity
Balances, December 31, 2010	$	300,000	1,486,696	1,786,696
Capital contribution from parent		9,000,000	—	9,000,000
Net income		—	144,924	144,924
Balances, December 31, 2011	$	9,300,000	1,631,620	10,931,620

See accompanying notes to financial statements.

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	144,924
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in fees receivable		(1,801,428)
Increase in payable to affiliate		1,759,952
Net cash provided by operating activities		103,448
Cash flows from financing activities:		
Capital contribution from parent		9,000,000
Net cash provided by financing activities		9,000,000
Increase in cash and cash equivalents		9,103,448
Cash and cash equivalents, beginning of year		1,811,589
Cash and cash equivalents, end of year	$	10,915,037

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

Jackson National Life Distributors LLC (the Company), a registered broker-dealer under the Securities Exchange Act of 1934, serves as the principal distributor and sales and marketing organization for the Jackson National Life Insurance Company (Jackson) insurance and annuity products. The Company is a wholly owned subsidiary of Jackson, which in turn, is an indirect wholly owned subsidiary of Prudential plc. Jackson is the sole member of the Company and is entitled to elect and remove the managers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson has no liability for any debt, obligation or liability of the Company, except to the extent expressly assumed. The Company has obtained a commitment from Jackson that it will continue to provide equity funding for the Company's operations through at least January 1, 2013 if needed.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with original maturities of three months or less and money market mutual funds. The carrying values of the Company's cash equivalents approximate their fair values due to their short-term nature.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured money market accounts. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Income Taxes

Federal and state income taxes on net taxable earnings of a limited liability company are payable by the member in accordance with the Internal Revenue Code. Accordingly, no provision has been made for United States federal or state income taxes in the accompanying financial statements. If the Company had been a separate taxable entity, it would have recorded tax expense of $96,374 for the year ended December 31, 2011. The variance from the expected tax expense of $57,970 based on a 40% federal and state tax rate is due to the provision of the cost allocation agreement discussed in note 2.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more likely than not" threshold would be recorded as a tax benefit or

expense in the current year. The Company has concluded that there was no impact related to uncertain tax positions on the results of operations of the Company for the year ended December 31, 2011. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company, and the earliest tax year subject to examination is 2007.

(e) Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(2) Service Fee Income and Expense Reimbursement from Affiliate

The Company has a cost allocation agreement with Jackson whereby the Company assists in making arrangements with broker-dealers for the distribution of Jackson insurance and annuity products and in promoting the sale thereof through such broker-dealers. Pursuant to the agreement, the Company is required to perform various services including technical assistance, training, and recruiting of qualified representatives. For services provided under this agreement, and for reimbursement of expenses incurred, the Company was compensated $170,818,506 during 2011.

During September 2011, this agreement was amended to adjust the methodology to determine the level of expense reimbursement. Prior to this amendment, this agreement provided for the Company to earn a maximum net income of $200,000 per year. Subsequent to this amendment, the reimbursement to the Company is based on the estimated fair value of services provided.

Jackson provides personnel, services, and office space to the Company under the agreement, which is considered by management to be reasonable to both parties. The Company reimbursed Jackson for administrative expenses, primarily representing salaries, commissions, employee benefits, and other promotional expenses, which are initially paid by Jackson in the amount of $281,061,367 for 2011. Because of this agreement, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

(3) 12b-1 Fee Income

In conjunction with its services as the principal distributor and sales and marketing organization for the Jackson insurance and annuity products, the Company has entered into Distribution Agreements with the JNL Series Trust, JNL Investors Series Trust and JNL Variable Trust (the Trusts), open-end management investment companies registered under the Investment Company Act of 1940, pursuant to Distribution Plans adopted by the Trusts under the Securities and Exchange Commission Rule 12b-1. The Company receives and records a monthly fee from the Trusts based upon the average daily net assets attributable to the Class A Shares of select funds in the Trusts.

(Continued)

(4) Regulatory Pronouncements

In October 2003, the Financial Industry Regulatory Authority issued Notice to Members 03-63 (NTM 03-63) which outlines the Securities and Exchange Commission (SEC) guidance on the recording of expenses and liabilities by broker-dealers. On July 11, 2003, the SEC Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker-dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker-dealer and required the broker-dealer to either record the expenses borne by the affiliate or adjust the broker-dealer's net capital to reflect these expenses. The Company is in compliance with NTM 03-63 as a result of the cost allocation agreement referred to in note 2.

(5) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 12.13 to 1 and net capital was $814,759, which was $155,701 in excess of the minimum capital required of $659,058.

(6) Legal Matters

The Company is involved in various lawsuits or threatened legal proceedings arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the financial condition of the Company.

(7) Subsequent Events Evaluation

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 24, 2012, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.

Schedule I

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2011

Net capital:		
Total member's equity qualified for net capital	$	10,931,620
Deductions for nonallowable assets:		
Fees receivable		9,901,961
Net capital before haircuts on securities positions		1,029,659
Haircuts on securities positions:		
Money market funds		214,900
Net capital		814,759
Aggregate indebtedness		9,885,378
Total aggregate indebtedness		9,885,378
Computation of basic net capital requirement:		
6 2/3% of total aggregate indebtedness (or $5,000, if greater)		659,058
Excess net capital		155,701
Excess net capital at 1000%	$	(173,779)
Ratio aggregate indebtedness to net capital		1,213%

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2011, computed by the Company, in its Form X-17a-5, Part II, filed with Financial Industry Regulatory Authority on January 26, 2012 does not differ from the above calculation, which is based upon audited financial statements.

See accompanying report of independent registered public accounting firm.

Schedule II

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Managers and Member
Jackson National Life Distributors LLC:

In planning and performing our audit of the financial statements of Jackson National Life Distributors LLC (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 24, 2012